
March 9, 2009

By Facsimile and U.S. Mail

Mr. Richard G. Stifel
Chief Financial Officer
Big Cat Energy Corporation
201 W. Lakeway, Ste. 1000
Gillette, WY 82718

   Re: **Big Cat Energy Corporation**
      Form 10-K for the Fiscal Year Ended April 30, 2008
      Filed July 29, 2008
      File No. 001-13515

Dear Mr. Stifel:

   We have reviewed your Form 10-K for the fiscal year ended April 30, 2008 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended April 30, 2008

Statements of Operations, page F-3

1. We note that your spin off of Sterling Oil and Gas occurred during the year ended April 30, 2008. Please clarify why you included the related impairment as a component of continuing operations rather than including such impairment within discontinued operations. In addition, please tell us why you did not classify prior

period activity of Sterling Oil and Gas as a component of discontinued operations. Refer to paragraphs 29 and 43 of FAS 144.

Item 9A(T). Controls and Procedures, page 36

2.   It does not appear that your management has completed its assessment of internal control over financial reporting as of April 30, 2008. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting. If management has completed its assessment, disclose your conclusion that your internal controls over financial reporting were effective or not effective, as applicable.

In completing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at
- http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

3.   We note your disclosure that "except as noted in the next paragraph" there were no changes in your internal control over financial reporting.   Please clearly state whether or not there were changes in your internal control over financial reporting during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting, without exceptions, limitations or other qualifying statements. In this regard, we do not believe the guidance in Item 308T(b) of Regulation S-K allows for such qualifying language in the disclosure. This comment also applies to your quarterly report on Form 10-Q for the period ended October 31, 2008.

Exhibit 31.1 and 31.2

4.   We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please modify these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended October 31, 2008

Condensed Balance Sheets, page 3

5.   We reviewed the financial statements included in your interim report for the period ended October 31, 2008 and noted a discrepancy for the period as of April 30, 2008. In this manner, the amounts of additional paid in capital and deficit accumulated during development stage reflected on the face of your balance sheet as of April 30, 2008, do not agree to those reflected in your condensed statements of shareholders' equity. Please advise or modify accordingly.

Statements of Stockholders' Equity, page 5

6.   We note that during April 2008 and during the six months ended October 31, 2008, you completed the sale of units which include warrants to purchase your common stock. Please clarify why you did not separately value the warrant issued in connection with the sale of units. In doing so, please tell us if such warrants require classification as a derivative liability. Refer to SFAS 133 and EITF 00-19.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 or Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief